Exhibit 99.1

Concordia International Corp. Announces FDA Approval for New Photofrin® Laser

OAKVILLE, ON – June 30, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced that the U.S. Food and Drug Administration has approved the Company’s premarket approval application (PMA) for its new Photofrin® 630 PDT Laser.

Photodynamic therapy (PDT) with Photofrin® is Concordia’s light-based cancer treatment that combines a photosensitizing drug called Photofrin® (porfimer sodium) with a specific type of light administered by a laser to attack cancer cells.

The newly approved laser, which is designed for use with Photofrin® to treat esophageal cancer, Barrett’s Esophagus and non-small cell lung cancer, has been re-engineered with technological advancements in laser design. These advancements include new controls and peripheral systems while maintaining the same specifications with minimal changes to the treatment procedures.

“We anticipate that these improvements could support greater adoption of PDT with Photofrin® within the oncology community,” said Mark Thompson, Chairman and CEO of Concordia. “In addition, PMA approval for this new laser represents an important milestone in our global growth plans for this asset.”

The Company is also evaluating Photofrin® as a rare disease product candidate through a Phase 3 clinical trial. The ongoing Phase 3 trial is evaluating the product’s safety and efficacy as a potential treatment for cholangiocarcinoma, or bile duct cancer, which is a rare disease affecting approximately 2,000-3,000 patients annually in the United States.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the evaluation of Photofrin® as a rare disease product candidate, the safety and efficacy of Photofrin® as a potential treatment for cholangiocarcinoma, the improvements to the new Photofrin® laser supporting greater adoption of PDT with Photofrin® within the oncology community and the global growth plans of Concordia for PDT with Photofrin® (including, without limitation, as a result of PMA approval for the new laser). The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with clinical trials, risks associated with developing new product indications, Concordia’s securities, increased indebtedness and leverage, Concordia’s growth, risks associated with the use of Concordia’s products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Adam Peeler

Concordia International Corp.

905-842-5150 x 240

apeeler@concordiarx.com